UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Pioneer Merger Corp.
(Name of Issuer)
Class A Ordinary Shares, par value $0.0001 per share
(Title of Class of Securities)
G7S24C 103
(CUSIP Number)
660 Madison Avenue New York, New York, 10065 212-803-9080
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
May 26, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G7S24C 103	SCHEDULE 13D/A	Page 2 of 12

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Pioneer Merger Sponsor, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,942,500(1)
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 9,942,500(1)
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,942,500(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.8%
14	TYPE OF REPORTING PERSON OO

(1) Represents 9,942,500 Class A Ordinary Shares issuable upon conversion of 9,942,500 Class B Ordinary Shares.

CUSIP No. G7S24C 103	SCHEDULE 13D/A	Page 3 of 12

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Rick Gerson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION US Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 14,392,500(1)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 14,392,500(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,392,500(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.7%
14	TYPE OF REPORTING PERSON IN

(1) Includes 9,942,500 Class A Ordinary Shares issuable upon conversion of 9,942,500 Class B Ordinary Shares.

CUSIP No. G7S24C 103	SCHEDULE 13D/A	Page 4 of 12

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Falcon Edge Capital, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 4,450,000
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 4,450,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,450,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8%
14	TYPE OF REPORTING PERSON IA, PN

CUSIP No. G7S24C 103	SCHEDULE 13D/A	Page 5 of 12

Item 1. Security and Issuer.

This Amendment No. 1 (this “Amendment”) to Schedule 13D amends the Schedule 13D filed on February 17, 2021 (the “Original Schedule 13D”) and relates to the Class A ordinary shares, par value $0.0001 per share (the “Class A Ordinary Shares”) of Pioneer Merger Corp., a Cayman Islands corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 660 Madison Avenue, 19th Floor, New York, NY 10065.

Item 2. Identity and Background.

Item 2(a), (c), (f) of the Original Schedule 13D is hereby amended and restated:

This Statement is being filed by each of the following persons (collectively, the “Reporting Persons”):

i.	Pioneer Merger Sponsor LLC, a Cayman Islands limited liability company (“Sponsor”)
ii.	Rick Gerson, a citizen of the United States of America (“Mr. Gerson,” together with Sponsor, the “Sponsor Reporting Persons”); and
iii.	Falcon Edge Capital, LP, a Delaware limited partnership (“Falcon Edge”).

This Statement relates to Class A Ordinary Shares underlying units purchased in the Issuer’s initial public offering and Class A Ordinary Shares issuable upon conversion of Class B ordinary shares, par value $0.0001 per share (the “Class B Ordinary Shares”) of the Issuer (collectively, the “Shares”).

Mr. Gerson is the manager of Sponsor. Mr. Gerson may be deemed to have voting and dispositive power with respect to the Class A Ordinary Shares issuable upon conversion of the Class B Ordinary Shares owned by Sponsor. Falcon Edge is the investment manager of Alpha Wave Ventures, LP, a Cayman Islands limited partnership (“Alpha Wave”) , and in such capacity, may be deemed to have voting and dispositive power with respect to the Class A Ordinary Shares held by Alpha Wave. Falcon Edge (Cayman) GP, Ltd., a Cayman Islands exempted company (“Falcon GP”) is the general partner of Falcon Edge. Mr. Gerson is the Chairman and Chief Investment Officer of Falcon Edge and the controlling shareholder of Falcon GP, and in such capacities, may be deemed to have voting and dispositive power with respect to the Class A Ordinary Shares held by Alpha Wave.

Falcon Edge acts as investment manager to certain funds and accounts, including Alpha Wave. Mr. Gerson is Chairman and Chief Investment Officer of Falcon Edge.

(b) The address of the principal business office of the Reporting Persons and Falcon GP is 660 Madison Avenue, 19th Floor, New York, NY 10065.

(d) (e) During the last five years, none of the Reporting Persons nor Falcon GP (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Original Schedule 13D is hereby amended to add the following:

Alpha Wave’s subscription and purchase of 750,000 shares of common stock of the Issuer (“Pioneer Common Stock”) in a Private Placement for a purchase price of $10.00 per share in the PIPE Financing (as defined below). The funds for acquisitions of Pioneer Common Stock by Alpha Wave will be derived from the working capital of Alpha Wave for general investment purposes.

CUSIP No. G7S24C 103	SCHEDULE 13D/A	Page 6 of 12

Item 4. Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended to add the following:

Business Combination Agreement

As disclosed by the Issuer on a Current Report on Form 8-K filed on May 27, 2021, on May 26, 2021, the Issuer entered into a business combination agreement (as it may be amended, supplemented or otherwise modified from time to time, the “Business Combination Agreement”), by and among the Issuer, Pioneer SPAC Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of the Issuer (“Pioneer Merger Sub”), and Acorns Grow Incorporated, a Delaware Corporation (“Acorns”).

Upon the terms and subject to the conditions of the Business Combination Agreement, and in accordance with the Delaware General Corporation Law and the Cayman Islands Companies Law (2020 Revision), (i) the Issuer will domesticate as a Delaware Corporation (the “Domestication”) and, in connection with the Domestication, (A) the Issuer’s name will be changed to “Acorns Holdings, Inc.”, (B) each issued and outstanding Class A ordinary share of the Issuer and each issued and outstanding Class B ordinary share of the Issuer will become one share of Pioneer Common Stock, and (C) each outstanding warrant of the Issuer (but subject to the forfeiture, pursuant to the terms of the Sponsor Warrant Forfeiture Agreement (as defined below)) will represent the right to purchase one share of Pioneer Common Stock at an exercise price of $11.50 per share on the terms and subject to the conditions set forth in the Warrant Agreement, dated as of January 12, 2021, by and between Pioneer and Continental Stock Transfer & Trust Company (the “Trustee” or “Continental”) (the “Warrant Agreement”); (ii) convertible notes issued by Acorns to affiliates of Declaration Partners LP and Senator Investor Group, in an aggregate principal amount of $55,000,000, outstanding as of immediately prior to the closing of the Business Combination (as defined below) and following the Domestication, will convert into a number of shares of Pioneer Common Stock equal to the outstanding principal amount due in respect of such convertibles notes plus any accrued and unpaid interest thereunder, divided by $10; (iii) the Issuer will (A) cause the Trustee of the Issuer’s trust account to contribute to Pioneer Merger Sub the amount of cash remaining in the trust account (after deducting any amounts paid to the Issuer’s shareholders that exercise their redemption rights in connection with the Business Combination and net of the Issuer’s unpaid transaction expenses), (B) contribute to Pioneer Merger Sub the proceeds actually received by the Issuer in the PIPE Financing (as defined below) (net of Acorns’ unpaid transaction expenses), and (C) deposit (or cause the Trustee of the Issuer’s trust account to deposit) with the exchange agent the cash amount payable in exchange for a portion of Acorns’ common shares outstanding as of immediately prior to the time the Merger (as defined below) becomes effective (the “Effective Time”); and (iv) following the Domestication, Pioneer Merger Sub will merge with and into Acorns, with Acorns as the surviving company in the merger and, after giving effect to such merger, continuing as a wholly-owned subsidiary of the Issuer (the “Merger”).

The Domestication, the Merger and the other transactions contemplated by the Business Combination Agreement are hereinafter referred to as the “Business Combination” and the closing date of the Business Combination is hereinafter referred to as the “Closing.”

The foregoing description of the Business Combination Agreement is subject to and qualified in its entirety by reference to the full text of the Business Combination Agreement, a copy of which is attached as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on May 27, 2021 and the terms of which are incorporated herein by reference.

CUSIP No. G7S24C 103	SCHEDULE 13D/A	Page 7 of 12

Sponsor Support Agreements

Concurrently with the execution of the Business Combination Agreement, the Issuer, the Sponsor, certain directors and executive officers of the Issuer (the “Supporting Directors and Officers”) and Alpha Wave (together with the Sponsor and the Supporting Directors and Officers, the “Supporting Sponsor Shareholders”) entered into support agreements (the “Sponsor Support Agreements”), pursuant to which each of the Supporting Sponsor Shareholders, as a holder of Class A and/or Class B ordinary shares has agreed to, among other things, (i) vote in favor of the Business Combination Agreement and the transactions contemplated thereby (including the Merger), (ii) waive any adjustment to the conversion ratio set forth in the governing documents of the Issuer or any other anti-dilution or similar protection with respect to the Class B ordinary shares (whether resulting from the transactions contemplated by the Business Combination Agreement or otherwise), (iii) be bound by certain other covenants and agreements related to the Business Combination, and (iv) to the extent the Supporting Sponsor Shareholder is required to do so pursuant to the Loyalty Program (as defined below), contribute certain shares of such shareholder’s Pioneer Common Stock to the Issuer for use in the Loyalty Program, in each case, on the terms and subject to the conditions set forth in the Sponsor Support Agreements.

The foregoing description of the Sponsor Support Agreements is subject to and qualified in its entirety by reference to the full text of the form of Sponsor Support Agreement, a copy of which is attached as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on May 27, 2021 and the terms of which are incorporated herein by reference.

Pioneer Sponsor Lock-Up Agreements

In connection with the execution of the Business Combination Agreement, the Issuer, Acorns, and the Supporting Sponsor Shareholders entered into lock-up agreements (the “Sponsor Lock-Up Agreements”), pursuant to which each of the Supporting Sponsor Shareholders, as a holder of Restricted Securities (as defined therein) has agreed to, among other things, to be subject to a lock-up period which will last from the Closing until the earlier of (i) the 12 month anniversary of the Closing, (ii) the date after the Closing on which the Issuer completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of the Issuer’s shareholders having the right to exchange their shares of Pioneer Common Stock for cash securities, or other property, (iii) if after the Closing a third party makes a tender offer or similar transaction to all of the Issuer’s shareholders to acquire greater than 50% (which minimum condition shall be nonwaivable) of the outstanding shares of Pioneer Common Stock for cash, securities or other property (a “Third Party Tender”), the last day on which shares of Pioneer Common Stock may be tendered or otherwise committed in connection with such Third Party Tender, provided that, if such Third Party Tender is not completed, the Sponsor Lock-Up Period shall be revived and continue in accordance with its terms, and (iv) the trading day, if any, on which the closing price of the shares of Pioneer Common Stock equals or exceeds $12.00 per share (as adjusted for share subdivisions, share recapitalizations, share consolidations, reorganizations, recapitalizations and the like) for any 20 consecutive trading days within a 30-trading day period commencing at least 150 days after the Closing (the “Sponsor Lock-Up Period”) in respect of their Restricted Securities. During the Sponsor Lock-Up Period, the holders of Restricted Securities may not transfer any Restricted Securities or engage in any short sales or other hedging or derivative transactions, subject to certain limited exceptions.

The foregoing description of the Sponsor Lock-Up Agreements is subject to and qualified in its entirety by reference to the full text of the form of Sponsor Lock-Up Agreement, a copy of which is attached as Exhibit B to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on May 27, 2021 and the terms of which are incorporated herein by reference.

CUSIP No. G7S24C 103	SCHEDULE 13D/A	Page 8 of 12

Acorns Company Support Agreements

Concurrently with the execution of the Business Combination Agreement, the Issuer, Acorns, and certain shareholders of Acorns (the “Supporting Company Shareholders”) entered into support agreements (the “Company Support Agreements”), pursuant to which each of the Supporting Company Shareholders has agreed to, among other things, (i) vote in favor of the Business Combination Agreement and the transactions contemplated thereby (including the Merger), (ii) be bound by certain other covenants and agreements related to the Business Combination, and (iii) to the extent the Supporting Company Shareholder is required to do so pursuant to the Loyalty Program, contribute certain shares of such shareholder’s Pioneer Common Stock to the Issuer for use in the Loyalty Program, in each case, on the terms and subject to the conditions set forth in the Company Support Agreements.

The foregoing description of the Company Support Agreements is subject to and qualified in its entirety by reference to the full text of the form of Company Support Agreement, a copy of which is attached as Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on May 27, 2021 and the terms of which are incorporated herein by reference.

Acorns Company Lock-Up Agreements

Concurrently with the execution of the Business Combination Agreement, the Issuer, Acorns, and the Supporting Company Shareholders entered into lock-up agreements (the “Company Lock-Up Agreements”), pursuant to which each of the Supporting Company Shareholders, as a holder of Restricted Securities (as defined therein) has agreed to, among other things, to be subject to a lock-up period which will last from the Closing until the earlier of (i) the six month anniversary of the Closing, (ii) the date after the Closing on which the Issuer completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of the Issuer’s shareholders having the right to exchange their Pioneer Common Stock for cash, securities or other property, (iii) if after the Closing a third party makes a Third Party Tender, the last day on which shares of Pioneer Common Stock may be tendered or otherwise committed in connection with such Third Party Tender, provided that, if such Third Party Tender is not completed, the Company Lock-Up Period shall be revived and continue in accordance with its terms, and (iv) certain other events (the “Company Lock-Up Period”). During the Company Lock-Up Period, the holders of Restricted Securities may not transfer any Restricted Securities or engage in any short sales or other hedging or derivative transactions, subject to certain limited exceptions.

The foregoing description of the Company Lock-Up Agreements is subject to and qualified in its entirety by reference to the full text of the form of Company Lock-Up Agreement, a copy of which is attached as Exhibit D to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on May 27, 2021 and the terms of which are incorporated herein by reference.

PIPE Financing (Private Placement)

In connection with the execution of the Business Combination Agreement, the Issuer entered into subscription agreements (the “Subscription Agreements”) with certain institutional and accredited investors. Pursuant to the Subscription Agreements, each investor agreed to subscribe for and purchase, and the Issuer agreed to issue and sell to such investors, prior to and substantially concurrently with the Closing, an aggregate of 16,500,000 shares of Pioneer Common Stock for a purchase price of $10.00 per share, for aggregate gross proceeds of $165,000,000 (the “PIPE Financing”).

The closing of the PIPE Financing is contingent upon, among other things, the substantially concurrent consummation of the Business Combination. The Subscription Agreements provide that the Issuer will grant the investors in the PIPE Financing certain customary registration rights and indemnification.

Alpha Wave entered into a Subscription Agreement pursuant to which it agreed to subscribe for and purchase 750,000 shares of Pioneer Common Stock in the PIPE Financing.

CUSIP No. G7S24C 103	SCHEDULE 13D/A	Page 9 of 12

In addition, the Subscription Agreements with certain of the investors provide that the Issuer is required to within 30 calendar days following the Closing, file with the SEC a registration statement registering the resale of such shares. Additionally, the Issuer is required to use its commercially reasonable efforts to have the registration statement declared effective as soon as practicable after the filing thereof, but no later than the earlier of (i) the 60th calendar day (or 90th calendar day if the SEC notifies the Issuer that it will “review” the registration statement) following the filing date thereof and (ii) the 10th business day after the date the Issuer is notified (orally or in writing, whichever is earlier) by the SEC that the registration statement will not be “reviewed” or will not be subject to further review, the Issuer must use commercially reasonable efforts to keep the registration statement effective until the earliest of: (i) the second anniversary of the Closing, (ii) the date the PIPE Investors no longer hold any registrable shares, and (iii) the date all registrable shares held by the PIPE Investors may be sold without restriction under Rule 144 of the Securities Act within 90 days without the public information, volume or manner of sale limitations of such rule.

The foregoing description of the Subscription Agreements and the PIPE Financing is subject to and qualified in its entirety by reference to the full text of the forms of Subscription Agreement, copies of which are attached as Exhibits 10.3 and 10.4, respectively, to the Issuer’s Current Report on Form 8-K filed on May 27, 2021 and the terms of which are incorporated herein by reference.

Pioneer Shareholders’ Agreement

Concurrently with the execution of the Business Combination Agreement, the Issuer, Sponsor, and Acorns entered into a shareholders’ agreements (the “Shareholders’ Agreement”) pursuant to which the parties thereto agreed, among other things, following the Effective Time and until the occurrence of the first date following the Closing on which the Sponsor Investors (as defined therein) beneficially own, in the aggregate, a number of Pioneer Common Stock less than 50% of the number of shares of Pioneer Common Stock beneficially owned by the Sponsor Investors immediately following the Closing (as adjusted for any stock splits, stock dividends, reorganizations, recapitalizations and the like), Acorns shall nominate one director to the board of directors of the Issuer from a list of individuals mutually agreed to by the Sponsor and Acorns as set forth in the Business Combination Agreement.

The foregoing description of the Shareholders’ Agreement is subject to and qualified in its entirety by reference to the full text of the form of Shareholders’ Agreement, a copy of which is included as Exhibit F to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on May 27, 2021 and the terms of which are incorporated herein by reference.

Amended and Restated Registration Rights Agreement

Concurrently with the execution of the Business Combination Agreement, the Issuer, Sponsor, Alpha Wave, the Acorns Holders (as defined therein), and the Director Holders (as defined therein), entered into the Amended and Restated Registration Rights Agreement (the “A&R RRA”) relating to, among other things, certain customary registration rights, including demand and piggy-back rights, which shall become effective upon Closing.

The foregoing description of the A&R RRA is subject to and qualified in its entirety by reference to the full text of the form of A&R RRA, a copy of which is included as Exhibit G to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on May 27, 2021 and the terms of which are incorporated herein by reference.

Pioneer Sponsor Warrant Forfeiture Agreement

Concurrently with the execution of the Business Combination Agreement, Acorns, the Issuer and Sponsor entered into the Sponsor Warrant Forfeiture Agreement (the “Sponsor Warrant Forfeiture Agreement”), pursuant to which, the Sponsor has agreed to, among other things, (i) immediately prior to the Closing, forfeit for no consideration and automatically cancel 3,350,000 private placement warrants of the Issuer held by the Sponsor (the “Sponsor Forfeiture Warrants”), and (ii) prior to the Closing, not transfer, pledge, encumber or otherwise subject to any lien, or otherwise dispose of, any of the Sponsor Forfeiture Warrants. In addition, the Sponsor and the Issuer have agreed to execute and deliver to Continental or any successor Warrant Agent (as defined in the Warrant Agreement), written instructions to register the transfer and cancellation of the Sponsor Forfeiture Warrants, effective as of immediately prior to the Closing.

CUSIP No. G7S24C 103	SCHEDULE 13D/A	Page 10 of 12

The foregoing description of the Sponsor Warrant Forfeiture Agreement is subject to and qualified in its entirety by reference to the full text of the form of Sponsor Warrant Forfeiture Agreement, a copy of which is included as Exhibit H to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on May 27, 2021 and the terms of which are incorporated herein by reference.

Acorns Customer Loyalty Share Program

Promptly following the Closing, the Issuer will adopt the Acorns Customer Loyalty Share Program (the “Loyalty Program”), the terms and conditions to be mutually agreed by the Issuer and Acorns prior to the Closing, relating to, among other things, the opportunity for Eligible Customers (as defined therein) to elect one share of Pioneer Common Stock to be deposited into their Acorns brokerage account, subject to eligibility and regulatory requirements.

The foregoing description of the Loyalty Program is subject to and qualified in its entirety by reference to the full text of the Loyalty Program Framework, a copy of which is included as Exhibit N to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on May 27, 2021 and the terms of which are incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

(a), (b)

The aggregate number and percentage of Class A Ordinary Shares beneficially owned by the Reporting Persons has been calculated on the basis of a total of 40,250,000 Class A Ordinary Shares outstanding and 10,062,500 Class B Ordinary Shares outstanding, as per the information reported in the Issuer’s Periodic Report on Form 10-Q filed on May 24, 2021, and assumes conversion of the Class B Ordinary Shares held by Sponsor, as applicable, and is set forth in boxes 11 and 13 of the second part of the cover pages to this Amendment for each of the Reporting Persons, and such information is incorporated herein by reference. Shares reported as beneficially owned herein include Shares issuable upon conversion of the Class B Ordinary Shares.

The numbers of Shares as to which each of the Reporting Persons has sole voting power, shared voting power, sole dispositive power and shared dispositive power is set forth in boxes 7, 8, 9 and 10, respectively, on the second part of the cover pages to this Amendment for each of the Reporting Persons, and such information is incorporated herein by reference.

(c)  Except as set forth in Item 4 and Item 6 of this Amendment, none of the Reporting Persons beneficially owns, or has acquired or disposed of, any Shares during the last 60 days.

(d)  No person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of Shares held by the Reporting Persons other than the Reporting Persons and Alpha Wave.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby amended to add the following:

The information set forth in Item 4 with respect to the Business Combination Agreement, the Sponsor Support Agreements, the Sponsor Lock-up Agreements, the Company Support Agreements, the Company Lock-Up Agreements, the Shareholders’ Agreement, the Amended and Restated Registration Rights Agreement, the Subscription Agreements, the Loyalty Program Framework and the Sponsor Warrant Forfeiture Agreement is incorporated herein by reference.

CUSIP No. G7S24C 103	SCHEDULE 13D/A	Page 11 of 12

Item 7. Material to Be Filed as Exhibits.

Exhibit Number	Description of Exhibits
1	Joint Filing Agreement, dated as of February 17, 2021 (incorporated by reference as Exhibit 1 to the Schedule 13D filed by the Reporting Persons with the SEC on February 17, 2021).
2	Business Combination Agreement, dated as of May 26, 2021, by and among Pioneer Merger Corp., Pioneer SPAC Merger Sub Inc., and Acorns Grow Incorporated (incorporated by reference as Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer on May 27, 2021).
3	Form of Sponsor Support Agreement (incorporated by reference as Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on May 27, 2021).
4	Form of Company Support Agreement (incorporated by reference as Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer on May 27, 2021).
5	Form of Subscription Agreement (incorporated by reference as Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer on May 27, 2021).
6	Form of Subscription Agreement (Other) (incorporated by reference as Exhibit 10.4 to the Current Report on Form 8-K filed by the Issuer on May 27, 2021).

CUSIP No. G7S24C 103	SCHEDULE 13D/A	Page 12 of 12

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 1, 2021

PIONEER MERGER SPONSOR LLC

By:	/s/ Scott Carpenter
Name: Scott Carpenter
Title: Authorized Signatory

FALCON EDGE CAPITAL, LP

/s/ Rick Gerson
Name: Rick Gerson
Title: Chairman and CIO

/s/ Rick Gerson
Rick Gerson